MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898
2.	Date of Material Change: August 14, 2003
3.

News Release

A press release dated August 14, 2003, disclosing in detail the material summarized in this material change report was disseminated through the facilities of CNN Newswire (Canada and U.S. disclosure package) on August 14, 2003 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchange on which the securities of the Company are listed and posted for trading in the normal course of its dissemination.

4.

Summary of Material Change:

On August 14, 2003, TransGlobe announced its financial and operating results for the six-month period ended June 30, 2003. All dollar values are expressed in United States dollars unless otherwise stated. Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of oil.

Highlights:

	•	Production 2,499 Boepd in Q2 - 2003
	•	Successful field extension well at Tasour #10, Block 32, Republic of Yemen
	•	Successful appraisal well at An Nagyah #4, Block S-1, Republic of Yemen
	•	Four new gas wells completed in Canada
	•	Acquired additional acreage on gas prospects in Canada
5.	Full Description of Material Change: See the attached press release.
6.	Reliance on Confidentiality Provisions: Not Applicable
7.	Omitted Information: Not Applicable

8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED August 14, 2003, at the City of Calgary, in the Province of Alberta.

/s/ Ross Clarkson
Ross G. Clarkson
President and CEO